UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

FOR THE MONTH OF FEBRUARY 2024

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Appointment of New Director to the Board

On January 29, 2024, the board of directors of Xinyuan Real Estate Co., Ltd. (the “Company”) (NYSE: XIN) appointed Mr. Fei Xie, as a new director of the Company, effective immediately.

Mr. Fei Xie, age 49, has more than 15 years of experience in the real estate industry. Mr. Xie has served as the chairman of the board of Zhongyuan Real Estate Co., Ltd. since April 2017.

Mr. Xie does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Xie and any other person pursuant to which he was appointed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: February 7, 2024